   As filed with the Securities and Exchange Commission on November 25, 1998

                                                      Registration No. 333-
                                                                           -----

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              ------------------
                                   Form S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                              ------------------

                              Henry Schein, Inc.
            (Exact name of registrant as specified in its charter)

                  Delaware                                 135 Duryea Road               11-3136595
(State or other jurisdiction of incorporation or       Melville, New York 11747        (I.R.S. Employer
               organization)                                (516) 843-5500          Identification Number)

                              Stanley M. Bergman
                          Chairman, Chief Executive
                            Officer and President
                              Henry Schein, Inc.
                                135 Duryea Road
                           Melville, New York 11747
                                (516) 843-5500
                 (Address, including zip code, and telephone
                       number, including area code, of
       registrant's principal executive offices and agent for service)

                                  Copies to:

 Robert A. Cantone, Esq.                      Mark E. Mlotek, Esq.
   Proskauer Rose LLP              Vice President, General Counsel and Secretary
    1585 Broadway                              Henry Schein, Inc.
New York, New York 10036                        135 Duryea Road
   (212) 969-3000                           Melville, New York 11747
                                                 (516) 843-5500

         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box: |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: |_|

                                                   CALCULATION OF REGISTRATION FEE
====================================================================================================================================
         Title of shares to be              Amount to be     Proposed maximum offering   Proposed maximum aggregate      Amount of
              registered                    registered(1)        price per share(1)              offering price         registration
                                                                                                                             fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share.    1,058,961 shares       $37.50                       $39,711,037              $11,040
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee and based, pursuant to Rule 457(c) of the Securities Act of 1933, as amended, upon the average of the high and low prices of the Common Stock on the Nasdaq Stock Market on November 19, 1998.

                 --------------------------------------------

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

Prospectus

                              HENRY SCHEIN, INC.

                        -------------------------------


                       1,058,961 SHARES OF COMMON STOCK

                               ($0.01 Par Value)

                        -------------------------------


         The shareholders of Henry Schein, Inc. (the "Company") listed below (the "Selling Shareholders") are offering and selling up to 1,058,961 shares (the "Offered Shares") of the common stock, par value $0.01 (the "Common Stock"). The Company will receive no part of the proceeds of this offering. The Selling Shareholders obtained the Offered Shares in connection with acquisitions made by the Company.

         The Selling Shareholders may offer the Offered Shares through brokers, dealers or agents or directly to purchasers. These transactions may be effected in the over-the-counter market or otherwise, and at market prices prevailing at the time of sale, or at privately negotiated prices. The Selling Stockholders will bear all commissions, and other compensation paid to brokers in connection with the sale of the Offered Shares. The Company will bear the expense of registering the Offered Shares in this offering.

         The Common Stock is traded on the Nasdaq Stock Market under the symbol "HSIC". On November 20, 1998, the closing sale price of the Common Stock was $38 1/8.

         Investing in the Offered Shares involves certain risks. See "Risk Factors" beginning on page 4 for a discussion of certain factors that should be considered by prospective purchasers of the Offered Shares.

                        -------------------------------


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
          SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
             SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF
              THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.


                        -------------------------------


               The date of this Prospectus is November 25, 1998

                      WHERE YOU CAN FIND MORE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Thus, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference room in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, or in the public reference rooms located in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Website at "http"//www.sec.gov".

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

         (a) Annual Report on Form 10-K for the fiscal year ended December 27, 1997 (File No. 0-27028);

         (b) Amended Annual Report on Form 10-K/A for the fiscal year ended December 27, 1997;

         (c) Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 1998.

         (d) Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 1998.

         (e) Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 1998.

         (f) Current Report on Form 8-K dated November 24, 1998.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                                    Henry Schein, Inc.
                                    135 Duryea Road
                                    Melville, New York 11747
                                    (516) 843-5500
                                    Attention: Mark E. Mlotek

         The Company has filed with the SEC a registration statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the Offered Shares. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. Copies of the Registration Statement (including the omitted portions) are available from the SEC upon payment of prescribed rates. For further information, reference is made to the Registration Statement and the exhibits filed therewith. Statements contained in this Prospectus or the Registration Statement relating to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance are qualified in all respects by the full text of such contract or document.

         You should rely only on the information or representations provided in this Prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the cover page.

                                 RISK FACTORS

         You should carefully consider the following factors and other information in this Prospectus before deciding to invest in the Offered Shares. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward looking statements. Any forward looking statements contained in this Prospectus are subject to, among other things, the following factors.

Highly Competitive Nature of Healthcare Products Distribution Industry

         The healthcare products distribution business is intensely competitive. The Company competes with numerous other companies, including several major manufacturers and distributors. Some of these competitors have greater financial and other resources than the Company. Most of the Company's products are available from several sources, and its customers tend to have relationships with several distributors. In addition, such competitors could obtain rights to market particular products to the exclusion of the Company. Manufacturers also could increase their efforts to sell directly to end-users, thereby by-passing distributors such as the Company. Consolidation among healthcare products distributors could result in existing competitors increasing their market position through acquisitions or joint ventures, which may materially adversely affect operating results. In addition, new competitors may emerge which could materially adversely affect the Company's operating results. There can be no assurance the Company will not face increased competition in the future.

Expansion Through Acquisitions and Joint Ventures

         The Company intends to continue to expand in its domestic and international markets, in part through acquisitions and joint ventures. The Company's ability to continue to expand successfully through acquisitions and joint ventures will depend upon the following:

         o the availability of suitable acquisition or joint venture candidates at prices acceptable to the Company;

         o        the Company's ability to consummate such transactions; and

         o the availability of financing (in the case of non-stock transactions) on terms acceptable to the Company.

         There can be no assurance that the Company will be effective in making future acquisitions or joint ventures. Such transactions involve numerous risks, including possible adverse short-term effects on the Company's operating results or the market price of the Common Stock. Some of the Company's acquisitions and future acquisitions may also give rise to an obligation by the Company to make contingent payments or to satisfy certain repurchase obligations, which payments could have an adverse financial effect on the Company. In addition, integrating acquired businesses and joint ventures:

         o may result in a loss of customers or product lines of the acquired businesses or joint ventures;

         o        requires significant management attention; and

         o may place significant demands on the Company's operations, information systems and financial resources.

         In fiscal 1997, the Company completed 24 acquisitions. Since December 27, 1997, the Company has completed five acquisitions. The most significant of these acquisitions was the H. Meer Dental Supply Co. ("Meer"), a leading full-service dental distributor serving over 40,000 dentists, dental laboratories and institutions throughout the United States, with net sales for 1997 of approximately $18.0 million. If the Company fails to effectively integrate these or future acquisitions and joint ventures with the Company's operations the Company could be adversely affected.

Control by Insiders

         As of November 20, 1998, Stanley M. Bergman, Chairman of the Board, Chief Executive Officer and President of the Company, owned, directly or indirectly, approximately 2.2% of the outstanding shares of Common Stock. In addition, by virtue of a Voting Trust Agreement (which expires December 31, 1998 unless terminated earlier) with certain of the Company's current principal stockholders, Mr. Bergman has the right to vote up to an aggregate of approximately 18.3% of the outstanding shares of Common Stock. Moreover, pursuant to an amended and restated agreement with, among others, certain of the Company's current principal stockholders (the "HSI Agreement"), Mr. Bergman has the right to direct the nomination of a majority of the nominees to the Company's Board of Directors until December 31, 1998. Thereafter, the HSI Agreement provides that until January 1, 2004, Mr. Bergman has the right to direct the nomination of all of the nominees to the Company's Board of Directors. However, if Marvin H. Schein, a principal stockholder and a member of the Board of Directors, does not approve such nominations, Mr. Bergman and Mr. Schein will each nominate that number of nominees equal to one-half of the entire Board, rounded down to the nearest whole number (of which one will be an independent nominee), and the remaining nominee (if there is an odd number of directors) will be selected by the two independent nominees. Until December 31, 2003, the current principal stockholders of the Company who are parties to the HSI Agreement are required to vote for Mr. Bergman's nominees to the Company's Board of Directors. Because of these voting arrangements, Mr. Bergman has significant influence over matters requiring the approval of the Company's Board of Directors or stockholders of the Company. Under certain circumstances, these voting arrangements may terminate prior to December 31, 1998. In that event, certain of the Company's current principal stockholders may be able to significantly influence all matters requiring stockholder approval, including the election of directors.

Fluctuations in Quarterly Earnings

         The Company's business has been subject to seasonal and other quarterly influences. Net sales and operating profits generally have been higher in the fourth quarter due to the timing of sales of software, year-end promotions, and purchasing patterns of office-based healthcare practitioners. Net sales and operating profits generally have been lower in the first quarter due primarily to increased purchases in the prior quarter. Quarterly results may also be adversely affected by a variety of other factors, including:

         o        the timing of acquisitions and related costs;

         o        the release of software enhancements;

         o        promotions;

         o        adverse weather; and

         o fluctuations in exchange rates associated with international operations.

         Strikes or other service interruptions could adversely affect the Company's ability to deliver products on a timely basis and result in incremental shipping and payroll costs, thereby adversely impacting quarterly results.

Practice Management Software and Other Value Added Products

         During fiscal 1997, approximately $35.9 million, or 2.1% of the Company's net sales and $25.7 million, or 5.0% of the Company's gross profit was derived from sales of the Company's Easy Dental(R) Plus, Dentrix Dental System(R), and AVImark(R) practice management software and other value added products to United States dental and veterinary office-based healthcare practitioners. Competition among companies supplying practice management software is intense and increasing. The Company's future sales of practice management software will depend, among other factors:

         o upon the effectiveness of the Company's sales and marketing programs;

         o        the Company's ability to enhance its products; and

         o        its ability to provide ongoing technical support.

         There can be no assurance that the Company will be successful in introducing and marketing software enhancements or new software, or that such software will be released on time or accepted by the market. The Company's software products, like software products generally, may contain undetected errors or bugs when introduced or as new versions are released. There can be no assurance that problems with post-release software errors or bugs will not occur in the future. Any such defective software may result in increased expenses related to the software and could adversely affect the Company's relationships with the customers using such software. The Company does not have any patents on its software and relies upon copyright, trademark and trade secret laws; there can be no assurance that such legal protections will be available or enforceable to protect its software products. The Company's Easy Dental(R) Plus software products are generally distributed under "shrink-wrap" licenses that are not signed by the customer and, therefore, may be unenforceable in certain jurisdictions.

Foreign Operations

         During fiscal 1997, approximately 10.7% of the Company's net sales and 11.2% of the Company's gross profit was derived from sales to customers located outside the United States and Canada. The Company's international businesses are subject to a number of inherent risks, including:

         o difficulties in opening and managing foreign offices and distribution centers;

         o        difficulties in establishing channels of distribution;

         o        fluctuations in the value of foreign currencies;

         o        import/export duties and quotas; and

         o unexpected regulatory, economic and political changes in foreign markets.

         There can be no assurance that these factors will not adversely affect the Company's operating results.

Dependence on Senior Management

         The Company's future performance will depend, in part, upon the efforts and abilities of certain members of its existing senior management, particularly Stanley M. Bergman, Chairman, Chief Executive Officer and President, James P. Breslawski and Bruce J. Haber, Executive Vice Presidents, and Steven Paladino, Senior Vice President and Chief Financial Officer. The loss of service of one or more of these persons could have an adverse effect on the Company's business. The Company has entered into employment agreements with Mr. Bergman and Mr. Haber. The success of certain acquisitions and joint ventures effected by the Company may depend, in part, on the Company's ability to retain key management of the acquired businesses or joint ventures.

Changes in Healthcare Industry

         In recent years, the healthcare industry has undergone significant change driven by various efforts to reduce costs, including potential national healthcare reform, trends toward managed care, cuts in Medicare, consolidation of healthcare distribution companies and collective purchasing arrangements by office-based healthcare practitioners. If the Company is unable to react effectively to these and other changes in the healthcare industry, its operating results could be adversely affected. The Company cannot predict whether any healthcare reform efforts will be enacted and what effect any such reforms might have on the Company or its customers and suppliers.

Government Regulation

         The Company and its customers and suppliers are subject to extensive Federal and state regulation in the United States, as well as regulation by foreign governments. The Company cannot predict the extent to which future legislative and regulatory developments concerning their practices and products or the healthcare industry may affect the Company. In addition, the Company, as a marketer, distributor and manufacturer of healthcare products (including through its 50%-owned company, HS Pharmaceutical, Inc., which distributes and manufactures generic pharmaceuticals), is required to obtain the approval of Federal and foreign governmental agencies, including the Food and Drug Administration, prior to marketing, distributing and manufacturing certain of those products. The Company may be prevented from selling new manufactured products should a competitor receive prior approval to manufacture such products. Further, the Company's plants and operations are subject to review and inspection by local, state, Federal and foreign governmental entities. The Company's suppliers are subject to similar governmental requirements.

Risk of Product Liability Claims and Insurance

         The sale, manufacture and distribution of healthcare products involves a risk of product liability claims and adverse publicity. The Company has not been subject to a significant number of such claims or incurred significant liabilities due to such claims. There can be no assurance that this will continue to be the case. The Company maintains product liability insurance coverage and has certain rights to indemnification from third parties, but there can be no assurance that claims outside or exceeding such coverage will not be made, that the Company will be able to continue to obtain insurance coverage or indemnification from third parties. The Company also may not be able to maintain existing insurance coverage or, if it decides to do so, obtain additional coverage at reasonable rates.

Cost of Shipping

         Shipping is a significant expense in the operation of the Company's business. The Company ships almost all of its orders by UPS and other delivery services, and typically bears the cost of shipment. Accordingly, any significant increase in shipping rates could have an adverse effect on the Company's operating results. Similarly, strikes or other service interruptions by such shippers could cause the Company's operating expenses to rise and adversely affect the Company's ability to deliver products on a timely basis.

Potential Volatility of Common Stock Prices

         The stock market historically has experienced volatility that has particularly affected the market prices of securities of many companies in the healthcare industry and which sometimes has been unrelated to the operating performances of such companies. These market fluctuations may adversely affect the market price of the Common Stock. Since December 27, 1997, the closing market price of the Common Stock as reported on the Nasdaq National Market has ranged from a high of $51 1/8 to a low of $24 3/4.

Anti-takeover Provisions; Possible Issuance of Preferred Stock

         Certain provisions of the Company's Amended and Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation") and the Company's Amended and Restated By-laws, as amended, may make it more difficult for a third party to acquire the Company, may discourage acquisition bids for the Company, or may limit the price that certain investors might be willing to pay in the future for shares of Common Stock. These provisions, among other things:

         o require the affirmative vote of the holders of at least 60% of the shares of Common Stock entitled to vote to approve a merger or a sale, lease, transfer or exchange of all or substantially all of the assets of the Company; and

         o        require the affirmative vote of the holders of at least
                  66 2/3% of the shares entitled of Common Stock to vote to:

         o        remove a director;

         o amend or repeal certain provisions of the Company's Certificate of Incorporation; and

         o to amend or repeal the By-laws of the Company (except that the Board of Directors may amend by-laws adopted prior to the 1997 Annual Meeting of Stockholders).

         In addition, the rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock of the Company with rights senior to the rights of the holders of Common Stock.

         Under certain conditions, Section 203 of the Delaware General Corporation Law prohibits the Company from engaging in a "business combination" with an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) for a period of three years.

         In addition, the Company's 1994 Stock Option Plan and 1996 Non-Employee Director Stock Option Plan provide for accelerated vesting of stock options upon a change in control of the Company, and certain agreements between the Company and its executive officers provide for increased severance payments if such executive officers are terminated without cause within two years after a change in control of the Company.

Shares Eligible for Future Sale

         Future sales of substantial amounts of Common Stock in addition to the Offered Shares (including shares issued upon the exercise of stock options) by certain of the Company's current stockholders (including certain executive officers, employees and affiliates of the Company), or the perception that such sales could occur, could adversely affect the market price for the Common Stock. As of November 20, 1998, approximately 7,600,000 shares of Common Stock, constituting approximately 19.0% of the shares of Common Stock outstanding as of that date, were eligible for immediate resale in the public market pursuant to Rule 144 under the Securities Act, and other shares will become eligible for resale as a result of the lapsing of Securities Act holding periods or future acquisitions by the Company. The Company also has entered into a Registration Rights Agreement with certain of its stockholders, and may grant additional registration rights in connection with future acquisitions. In addition, an aggregate of approximately 4,783,000 shares of Common Stock are available for issuance upon the exercise of outstanding options to purchase shares of Common Stock, all of which shares would be, when issued, eligible for immediate resale in the public market.

Year 2000 Issues; Reliance on Telephone and Computer Systems

         Management has initiated a company-wide program to prepare the Company's computer systems, applications and software products for the year 2000, as well as to assess the readiness for the year 2000 of critical vendors and other third parties upon which the Company relies to operate its business. The Year 2000 issue arises from the widespread use of computer programs that rely on two-digit date codes to perform computations or decision-making functions. The Company anticipates completing all of its system critical upgrades and enhancements and testing before the end of the third quarter of 1999. The Company expects to incur internal payroll costs as well as consulting costs and other expenses related to infrastructure and facilities enhancements necessary to prepare the Company's systems for the year 2000. Management estimates that the cost of this program will be between $2.0 million and $3.0 million, with approximately $1.5 million representing incremental costs to the Company. There can be no assurance that the systems of other companies which the Company's systems or software products rely upon will be timely converted, or that such failure to convert by another company would not have a material adverse effect on the Company's business or systems and results of operations. The statements contained in this Year 2000 readiness disclosure are subject to certain protection under the Year 2000 Information and Readiness Disclosure Act.

         The Company believes that its success depends, in part, upon its telesales and direct marketing efforts and its ability to provide prompt, accurate and complete service to its customers on a price- competitive basis. If a continuous disruption in either the Company's computer system or telephone system occurs, as a result of a year 2000 problem or otherwise, the Company's ability to receive and process customer orders and ship products on a timely basis could be adversely affected. Any such disruption could adversely affect its relations with customers.

Legal Proceedings

         The manufacture or distribution of certain products by the Company involves a risk of product liability claims, and from time to time the Company is named as a defendant in products liability cases as a result of its distribution of pharmaceutical and other healthcare products. The Company has been named as a defendant in product liability cases. Twenty-four claims involve healthcare workers who claim allergic reaction relating to exposure to latex gloves. In each of these cases, the Company acted as a distributor of both brand name and "Henry Schein" private brand latex gloves which were manufactured by third parties. The manufacturers in these cases have withheld indemnification of the Company pending product identification; however, the Company is taking steps to bring those manufacturers into each case in which the Company is a defendant. The Company believes it is adequately covered by insurance in all these cases, subject to certain self retention limits, and that none of the currently pending cases should have a material adverse effect on the Company.

         The Company has various insurance policies, including product liability insurance covering risks and in amounts it considers adequate. In many cases the Company is covered by indemnification from the manufacturer of the product. There can be no assurance that the coverage maintained by the Company is sufficient to cover all future claims or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide adequate protection for the Company.

         From time to time, as part of the Company's effort to expand its field sales force, the Company frequently hires field sales consultants with experience in the office-based healthcare practitioner industry. The Company's hiring practices have resulted in litigation instituted by former employers of the field sales consultants hired by the Company. The Company intends to vigorously defend these litigations. The Company believes that these actions will not have a material adverse effect on the Company.

         In addition, the Company is subject to claims, suits and complaints about its products, such as those involving governmental regulations, negligence and torts, which arise in the ordinary course of the Company's business. One complaint, which alleges negligence and breach of contract involving the sale of software products sold by one of the Company's subsidiaries, has requested class action certification. The Company intends to vigorously defend all such claims, suits and complaints. In the opinion of the Company, all such pending matters are covered by insurance or are of such kind, or involve such amounts, as would not have a material adverse effect on the financial statements of the Company if disposed of unfavorably.

                                  THE COMPANY

General

         The Company is the largest distributor of healthcare products and services to office-based healthcare practitioners in the combined North American and European markets. The Company has operations in the United States, Canada, Mexico, the United Kingdom, The Netherlands, Belgium, Germany, France, the Republic of Ireland, Austria and Spain. The Company sells products and services to over 255,000 customers, primarily dental practices and dental laboratories, as well as physician practices, veterinary clinics and institutions. In 1997, the Company sold products to over 70% of the estimated 100,000 dental practices in the United States.

         The Company believes that there is strong awareness of the "Henry Schein" name among office-based healthcare practitioners due to its more than 60 years of experience in distributing healthcare products. Through its comprehensive catalogs and other direct sales and marketing programs, the Company offers its customers a broad product selection of both branded and private brand products that include approximately 55,000 stock keeping units ("SKUs") in North America and approximately 50,000 SKUs in Europe at published prices that the Company believes are below those of many of its competitors. The Company also offers various value-added products and services, such as practice management software. As of December 27, 1997, the Company has sold over 26,000 dental practice management software systems, more than any of its competitors.

         As part of its marketing efforts, the Company:

         o in 1997, distributed over 13.7 million pieces of direct marketing materials (such as catalogs, flyers and order stuffers) to approximately 500,000 office-based healthcare practitioners;

         o supports its direct marketing efforts with over 500 telesales representatives who facilitate order processing and generate sales through direct and frequent contact with customers and with over 1,000 field sales consultants; and

         o utilizes database segmentation techniques to more effectively market its products and services to customers.

         In recent years, the Company has continued to expand its management information systems and has established strategically located distribution centers in the United States and Europe to enable it to better serve its customers and increase its operating efficiency. The Company believes that these investments, coupled with its broad product offerings, enable the Company to provide its customers with a single source of supply for substantially all their healthcare product needs and provide them with convenient ordering and rapid, accurate and complete order fulfillment. The Company estimates that approximately 99% of all orders in the United States and Canada received before a certain time are shipped on the same day the order is received and approximately 92% of orders are received by the customer within two days of placing the order. In addition, the Company estimates that approximately 99% of all items ordered in the United States and Canada are shipped without back ordering.

         The Company's principal executive offices are located at 135 Duryea Road, Melville, New York 11747, (516) 843-5500.

                                USE OF PROCEEDS

         All net proceeds from the sale of the Offered Shares will go to the Selling Shareholders who offer and sell their shares. Accordingly, the Company will not receive any proceeds from the sales of the Offered Shares.

                             SELLING STOCKHOLDERS

         The following table lists the names and business addresses of each Selling Stockholder, the number of shares of Common Stock beneficially owned by each Selling Stockholder as of November 20, 1998, and the number of Offered Shares being offered by each Stockholder. Each of the Selling Stockholders owns less than 1% of the outstanding shares of Common Stock. Except as noted below, each Selling Stockholder in the table has sole voting and investment power as to the Offered Shares shown as being owned by such person.

                                                Number of Shares                                  Number of Shares
                                                  Beneficially            Number of Shares       to be Beneficially
            Name and Address                 Owned Prior to Offering          Offered           Owned After Offering
--------------------------------------       -----------------------      ----------------      --------------------
                                                 Number       Percent                             Number    Percent
                                                 ------       -------                             ------    -------
Edward M. Meer (1)                               979,814        2.5%            300,000           679,814     1.7%
1878 Pineridge Court
Bloomfield Hills, MI 48302

Brian D. Meer (1)                                569,972        1.5%            200,000            369,972     *
3020 Middlebelt Road
West Bloomfield, MI 48323

Robert D. Meer (1)                               369,831         *              140,000            229,831     *
15060 Burton
Oak Park, MI 48237

Jeffrey A. Meer (1)                                7,901         *                7,901              0         0
5453 Claridge
West Bloomfield, MI 48322

Norma Handelsman (1)                             137,193         *               35,000            102,193     *
1343 Forest Bay Drive
Waterford, MI 48328

Herbert Handelsman (1)                            84,853         *               30,000             54,853     *
1343 Forrest Bay Drive
Waterford, MI 48328

Tedd Handelsman (1)                              170,951         *              115,000             55,951     *
24954 Arcadia
Novi, MI 48374

Amy Molnar                                       198,951         *              100,000             98,951     *
3367 Fox Woods Court
West Bloomfield, MI 48324

John Eric Handelsman                              14,859         *               14,859              0         0
1343 Forest Bay Drive
Waterford, MI 48328

Walter Weems (2)                                 121,000         *              108,901             12,099     *
[Address to be provided]

Kerry B. Wolfe                                     7,300         *                7,300              0         0
20 North Wacker, Suite 3550
Chicago, Illinois 60606


-------------------------
*   Denotes less than 1%.

(1) Represents shares which such shareholder holds in trust for his or her family members and/or charities for which such stockholder is trustee.

(2) Represents shares which such shareholder holds through Columbia Medical, Inc.

                             PLAN OF DISTRIBUTION

         This Prospectus, as appropriately amended or supplemented, may be used from time to time by the Selling Stockholders to offer and sell the Offered Shares in transactions in which they and any broker-dealer through whom such shares are sold may be deemed to be underwriters within the meaning of the Securities Act. The Company will receive none of the proceeds from any such sales. There presently are no arrangements or understandings, formal or informal, pertaining to the distribution of the Offered Shares. Upon the Company being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of Common Stock bought through a block trade, special offering, exchange distribution or secondary distribution, a supplemented Prospectus will be filed, pursuant to Rule 424(b) under the Securities Act, setting forth (i) the name of each Selling Stockholder and the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which the shares were sold, (iv) the commissions paid or the discounts allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out in this Prospectus and (vi) other facts material to the transaction.

         Selling Stockholders may sell the shares being offered hereby from time to time in transactions (which may involve crosses and block transactions) on the Nasdaq National Market (the "NMS"), in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at negotiated prices. Selling Stockholders may sell some or all of the shares in transactions involving broker-dealers, who may act solely as agent and/or may acquire shares as principal. Broker-dealers participating in such transactions as agent may receive commissions from Selling Stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser), such commissions computed in appropriate cases in accordance with the applicable rules of the NMS, which commissions may be at negotiated rates where permissible under such rules. Participating broker-dealers may agree with Selling Stockholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker-dealer is unable to do so acting as an agent for the Selling Stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker- dealer's commitment to Selling Stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to or through other broker-dealers, including transactions of the nature described in the preceding two sentences) on the NMS, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive commissions from the purchaser of such shares.

         The Company has agreed to indemnify each Selling Stockholder under the Securities Act against certain liabilities, including liabilities arising under the Securities Act. Each Selling Stockholder may indemnify any broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

                                    EXPERTS

         The consolidated financial statements and schedule included in the Company's Annual Report on Form 10-K and 10-K/A for the year ended December 27, 1997, and Form 8-K dated on November 24, 1998 which are incorporated by reference in this Prospectus, have been audited by BDO Seidman, LLP, independent auditors, as set forth in their report included therein and incorporated herein by reference which, as to the years 1996 and 1995, is based in part on the reports of Deloitte & Touche LLP and Miller Ellin & Company, independent auditors. Such financial statements audited by BDO Seidman, LLP are incorporated by reference herein in reliance upon such report given the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

         The validity of Offered Shares of Common Stock has been passed upon for the Company by Proskauer Rose LLP, counsel to the Company.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         The expenses in connection with the distribution of the securities being registered hereunder (all of which are already outstanding) are:

Securities and Exchange Commission registration fee...........................  $  11,040
Accounting fees and expenses..................................................  $  40,000
Legal fees and expenses (other than Blue Sky fees and expenses)...............  $  10,000
Miscellaneous.................................................................  $   2,000
                                                                                ---------
         Total................................................................  $  63,040
                                                                                =========

         All amounts except the Securities and Exchange Commission registration fee are estimated.

Item 15.  Indemnification of Directors and Officers

         Article TENTH of the Company's Amended and Restated Certificate of Incorporation provides that the Company shall indemnify and hold harmless, to the fullest extent authorized by the Delaware General Corporation Law, its officers and directors against all expenses, liability and loss actually and reasonably incurred in connection with any civil, criminal, administrative or investigative action, suit or proceeding. The Amended and Restated Certificate of Incorporation also extends indemnification to those serving at the request of the Company as directors, officers, employees or agents of other enterprises.

         In addition, Article NINTH of the Company's Amended and Restated Certificate of Incorporation, as amended, provides that no director shall be personally liable for any breach of fiduciary duty. Article NINTH does not eliminate a director's liability (i) for a breach of his or her duty of loyalty to the Company or its stockholders, (ii) for acts or omissions of intentional misconduct, (iii) under Section 174 of the Delaware General Corporation Law for unlawful declarations of dividends or unlawful stock purchases or redemptions, or (iv) for any transactions from which the director derived an improper personal benefit.

         Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

         Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for liabilities arising under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

Item 16.  Exhibits and Financial Statements

         The exhibits required by Item 601 of Regulation S-K and filed herewith are listed on the Exhibit Index immediately preceding the exhibits. All schedules are omitted as the required information is presented in the financial statements or related notes incorporated by reference in the Prospectus or are not applicable.

Item 17.  Undertakings

         (a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melville, State of New York on November 24, 1998.

                                         Henry Schein, Inc.

                                         By:   /s/ Stanley M. Bergman
                                            ------------------------------------
                                               Stanley M. Bergman
                                               Chairman, Chief Executive Officer
                                               and President

         KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appears below hereby constitutes and appoints Stanley M. Bergman, Steven Paladino and Mark Mlotek, and each of them acting alone without the others, as his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf individually and in any and all capacities (until revoked in writing), any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) and the Securities Act of 1933, to file the same with all exhibits thereto and all other documents in connection therewith with the Securities and Exchange Commission, granting to such attorney-in-fact and agent, and each of them acting alone without the others, full power and authority to do all such other acts and things requisite or necessary to be done, and to execute all such other documents as he may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                               Capacity                                        Date
---------                               --------                                        ----
/s/ Stanley M. Bergman                  Chairman, Chief Executive Officer,              November 24, 1998
----------------------                  President and Director (principal
Stanley M. Bergman                      executive officer)


/s/ James P. Breslawski                 Executive Vice President and Director            November 24, 1998
-----------------------
James P. Breslawski


/s/ Steven Paladino                     Senior Vice President, Chief Financial          November 24, 1998
-------------------                     Officer and Director (principal financial
Steven Paladino                         and accounting officer)


/s/ Gerald A. Benjamin                  Senior Vice President-Administration            November 24, 1998
----------------------                  and Customer Satisfaction and Director
Gerald A. Benjamin


/s/ Leonard A. David                    Vice President-Human Resources,                 November 24, 1998
--------------------                    Special Counsel and Director
Leonard A. David


/s/ Mark E. Mlotek                     Vice President, General Counsel,                 November 24, 1998
------------------                     Secretary and Director
Mark E. Mlotek


/s/ Bruce Haber                        Executive Vice President and Director            November 24, 1998
---------------
Bruce Haber



                                 EXHIBIT INDEX


Exhibit No.      Description                                                                            Page No.
-----------      -----------                                                                            --------
3.1              Form of Amended and Restated Articles of Incorporation.  (Incorporated by                 --
                 reference to Exhibit 3.1 to Henry Schein, Inc.'s Registration Statement on
                 Form S-1, Reg. No. 33-96528)

3.2              Amendments dated November 12, 1997 to Amended and Restated Articles of                    --
                 Incorporation (Incorporated by reference to Exhibit 3.3 to the Company's
                 Annual Report on From 10-K for the fiscal year ended December 27, 1997)

3.3              Amendment dated June 16, 1998 to Amended and Restated Articles of                         --
                 Incorporation (Incorporated by reference to Exhibit 3.3 to Henry Schein,
                 Inc.'s Registration on Form S-3, Reg. No. 333-59793)

3.4              Form of Amended and Restated Bylaws.  (Incorporated by reference to                       --
                 Exhibit 3.2 to Henry Schein, Inc.'s Registration Statement on Form S-1, Reg.
                 No. 33-96528)

3.5              Amendments to Amended and Restated By-laws adopted July 15, 1997.                         --
                 (Incorporated by reference to Exhibit 3.3 to Henry Schein, Inc.'s Registration
                 Statement on Form S-4, Reg. No. 333-36081)

5                Opinion of Proskauer Rose LLP regarding legality.                                        II-7

11.1             Statements regarding computation of per share income (filed as part of Henry              --
                 Schein, Inc.'s Current Report on Form 8-K dated June 24, 1997 and incorporated by reference in the Proxy Statement/Prospectus included in this Registration Statement)

23.1             Consent of BDO Seidman, LLP                                                              II-8

23.2             Consent of Deloitte & Touche LLP                                                         II-9

23.3             Consent of Miller, Ellin & Company                                                       II-10

23.4             Consent of Proskauer Rose LLP (included in Exhibit 5)                                     --

24.1             Powers of Attorney (included as part of the signature pages on page II-4 of               --
                 the Registration Statement).
